                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  -------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (AMENDMENT NO. 2)(1)

                             Flotek Industries Inc.
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                                (Name of issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   34339C 10 4
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                                 (CUSIP Number)
                           c/o Edwin T. Markham, Esq.
                      Satterlee Stephens Burke & Burke LLP
                           230 Park Avenue, 11th Floor
                    New York, New York 10169; (212) 404-8733
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 20, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.


                         (Continued on following pages)



--------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

----------------------                                        ------------------
CUSIP NO. 34339C 10 4               13D                       PAGE 2 OF 10 PAGES
----------------------                                        ------------------


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           NAME OF REPORTING PERSONS
    1      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Marlin Investors, L.L.C.
--------------------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
    2                                                          (b)  [ ]

--------------------------------------------------------------------------------
    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
           OO (See Item 3 of the First Amendment)
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                            [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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                             7     SOLE VOTING POWER
       NUMBER OF                   200,000 shares  (See Item 5(b))
         SHARES          -------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY                   None
          EACH           -------------------------------------------------------
       REPORTING             9     SOLE DISPOSITIVE POWER
      PERSON WITH                  200,000 shares (See Item 5(b))
                         -------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   None
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          200,000 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [X]

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.4%  (See Item 5(a))
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   14     TYPE OF REPORTING PERSON*
          OO (Limited Liability Company)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                        ------------------
CUSIP NO. 34339C 10 4               13D                       PAGE 3 OF 10 PAGES
----------------------                                        ------------------


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           NAME OF REPORTING PERSONS
    1      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           William R. Ziegler
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
                                                                 (b)  [ ]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
           PF (See Item 3 of First Amendment)
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                            [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
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                                   SOLE VOTING POWER
                             7     7,930,129 shares (including shares of
                                   Convertible Preferred Stock and shares
                                   issuable upon exercise of Preferred Stock
                                   Warrants) (See Item 5(b))
        NUMBER OF        -------------------------------------------------------
         SHARES              8     SHARED VOTING POWER
       BENEFICIALLY                200,000 shares (See Item 5(b))
        OWNED BY         -------------------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                   7,930,129 shares (including shares of
      PERSON WITH                  Convertible Preferred Stock and shares
                                   issuable upon exercise of Preferred Stock
                                   Warrants) (See Item 5(b))
                         -------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   200,000 shares (See Item 5(b))
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11 8,130,129 shares of Common Stock (including shares issuable upon conversion of Convertible Preferred Stock and exercise of Preferred Stock Warrants)(See Item 5 (a))
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.2%(See Item 5(a))
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

INTRODUCTION.

                     Marlin Investors, L.L.C., a Delaware limited liability company and one of the Reporting Person named in Item 2 below, filed an initial statement, on Schedule 13D, with the Securities and Exchange Commission (the "Commission") on November 10, 1997 (the "Initial Statement") to disclose its acquisition of certain securities of the issuer. William R. Ziegler, the other Reporting Person named in Item 2 below, is the sole managing member of Marlin Investors, L.L.C. At the time of the filing of the Initial Statement, Mr. Ziegler did not individually or directly own any securities of the issuer, although, as sole managing member of Marlin Investors, L.L.C., he indirectly beneficially owned all of the securities of the issuer owned of record by Marlin Investors, L.L.C., as disclosed in the Initial Statement.

                     The Reporting Persons named in Item 2 below jointly filed an Amendment No. 1 to the Initial Statement (the "First Amendment") on November 17, 2000 to disclose Mr. Ziegler's acquisition of convertible promissory notes and warrants of the issuer and subsequent exchange of such convertible notes and warrants for units of the issuer consisting of convertible preferred stock and warrants. Due to the fact that under the rules promulgated by the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Ziegler, as sole managing member of Marlin Investors, L.L.C., may be deemed to beneficially own all of the securities of the issuer owned of record by Marlin Investors, L.L.C., Mr. Ziegler had chosen to satisfy the disclosure and filing obligations triggered by his individual transactions in securities of the issuer by joining in the existing Schedule 13D filing of Marlin Investors, L.L.C., rather than filing a separate Schedule 13D.

                     The Reporting Persons named in Item 2 below are filing this Amendment No. 2 to Schedule 13D (the "Second Amendment"; and together with the Initial Statement and the First Amendment, the "Schedule 13D") to disclose: (i) the pro rata distribution by Marlin Investors, L.L.C. of an aggregate of 9,333,334 shares of Common Stock of the issuer to the members of Marlin Investors, L.L.C. (including the distribution of 880,133 shares of Common Stock of the issuer to Mr. Ziegler, the managing member of Marlin Investors, L.L.C.); and (ii) that effective as of the close of business on November 20, 2000, after giving effect to the pro rata distribution of an aggregate of 9,333,334 shares of Common Stock by Marlin Investors, L.L.C. to its members, all as more fully described in Item 5 below, Marlin Investors, L.L.C. ceased to be the beneficial owner of five (5%) percent or more of the issued and outstanding any shares of Common Stock, and therefore ceased to be a reporting person, as such term is defined in the regulations promulgated by the Commission pursuant to the Exchange Act.

                     Capitalized terms used in this Second Amendment without definition shall have the respective meanings ascribed to them in the First Amendment which, in accordance with Rule 101 (a) (2) (ii) of Regulation S-T promulgated by the Commission, was a restatement of the entire text of the Initial Statement.


                               Page 4 of 10 Pages




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ITEM 1.              SECURITY AND ISSUER.

                     No change.

ITEM 2.              IDENTITY AND BACKGROUND.

                     No change.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                     No change.

ITEM 4.              PURPOSE OF TRANSACTION.

                     No change from the disclosures set forth in Item 4 of the First Amendment, except to report that on November 20, 2000, Marlin effected a pro rata distribution of an aggregate of 9,333,334 shares of Common Stock to its members, inclusive of the distribution of 880,133 shares of Common Stock to Ziegler. (See Item 5 (c) below).

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

                     (a) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons are as follows:

                     The aggregate number and percentage of the Common Stock which are owned beneficially by Marlin on the date hereof are 200,000 shares of Common Stock, or approximately 0.4% of the 50,243,295 shares of Common Stock that were issued and outstanding on August 31, 2000, as set forth in the issuer's Form 10QSB for the fiscal quarter ended August 31, 2000 that was filed with the Commission on November 12, 2000.

                     Notwithstanding the foregoing, if Marlin and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Commission thereunder, then Marlin may deemed to beneficially own an aggregate of 8,130,129 shares of Common Stock (inclusive of the 3,524,998 shares of Common Stock issuable upon conversion of the Preferred Stock owned by Ziegler, the 3,524,998 shares of Common Stock issuable upon the exercise of the Preferred Stock Warrants owned by Ziegler, the 880,133 shares of Common Stock owned of record by Ziegler and the 200,000 shares of Common Stock owned of record by Marlin), or approximately 14.2% of the 57,293,291 shares of Common Stock that would be deemed issued and outstanding as of the date hereof pursuant to Rule 13d-3 (d) (1) (i) of the Exchange Act (i.e., 50,243,295 shares of Common Stock that were actually issued and outstanding on August 31, 2000, as set forth in the issuer's Form 10QSB that was filed with the Commission on October 12, 2000, plus an aggregate of 7,049,996 shares issuable upon the conversion of the Preferred Stock owned by Ziegler and the exercise of the Preferred Stock Warrants owned by Ziegler). Marlin expressly disclaims beneficial ownership of the shares of Common Stock owned of record by Ziegler and the shares of Common Stock issuable upon (i) conversion of the Preferred Stock owned by Ziegler and (ii) exercise of the Preferred Stock Warrants owned by Ziegler.


                               Page 5 of 10 Pages

                     The aggregate number and percentage of the Common Stock which are owned beneficially by Ziegler on the date hereof are 8,130,129 shares of Common Stock (inclusive of the 3,524,998 shares of Common Stock issuable upon conversion of the Preferred Stock owned by Ziegler, the 3,524,998 shares of Common Stock issuable upon the exercise of the Preferred Stock Warrants owned by Ziegler, the 880,133 shares of Common Stock owned of record by Ziegler and the 200,000 shares of Common Stock owned of record by Marlin, as Ziegler is the sole managing member of Marlin), or approximately 14.2% of the 57,293,291 shares of Common Stock that would be deemed issued and outstanding as of the date hereof pursuant to Rule 13d-3 (d) (1) (i) of the Exchange Act (i.e., 50,243,295 shares of Common Stock that were actually issued and outstanding on August 31, 2000, as set forth in the issuer's Form 10QSB that was filed with the Commission on October 12, 2000, plus an aggregate of 7,049,996 shares issuable upon the conversion of the Preferred Stock owned by Ziegler and the exercise of the Preferred Stock Warrants owned by Ziegler).

                     (b) With respect to each person named in response to paragraph (a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

                     Marlin may be deemed to have the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 200,000 shares of Common Stock owned of record by it. Notwithstanding the foregoing, Ziegler, as the sole managing member of Marlin, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 200,000 shares of Common Stock owned of record by Marlin.

                     Ziegler may be deemed to have the sole power to vote (and to direct the vote of) and to dispose of (and direct the disposition of) the 7,930,129 shares of Common Stock directly beneficially owned by him (inclusive of the 7,049,996 shares of Common Stock issuable to him upon the conversion of the Preferred Stock owned by him and the exercise of the Preferred Stock Warrants owned by him, in addition to the 880,133 shares of Common Stock owned of record by him). In addition, Ziegler, as sole managing member of Marlin, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 200,000 shares of Common Stock owned of record by Marlin.

                     In addition, notwithstanding the foregoing, if Marlin and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) promulgated by the Commission thereunder, then Marlin may be deemed to share with Ziegler the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 7,930,129 shares of Common Stock directly beneficially owned by Ziegler (inclusive of the 7,049,996 shares of Common Stock issuable upon the conversion of the Preferred Stock owned by Ziegler and the exercise of the Preferred Stock Warrants owned by Ziegler, as well as the 880,133 shares owned of record by Ziegler). Marlin expressly disclaims beneficial ownership of the shares of Common Stock owned of record by Ziegler and the shares of Common Stock issuable upon (i) conversion of the Preferred Stock owned by Ziegler and (ii) exercise of the Preferred Stock Warrants owned by Ziegler.


                               Page 6 of 10 Pages

                     (c) Except for the pro rata distribution of an aggregate of 9,333,334 shares of Common Stock by Marlin to its members (inclusive of the distribution of 880,133 shares of Common Stock to Ziegler), during the past 60 days, neither of the Reporting Persons has effected any transaction in the Common Stock.

                     (d) Except for the members of Marlin (inclusive of Ziegler) who have an indirect interest in the securities of the Company owned by Marlin pursuant to the terms of the LLC Agreement described in Item 6 of the First Amendment, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company owned by either of the Reporting Persons.

                     (e) Marlin ceased to be the beneficial owner of more than five percent of the Common Stock on November 20, 2000, after giving effect to the pro rata distribution of an aggregate of 9,333,334 shares of Common Stock by Marlin to its members on such date.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     No change.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

                     No change, except for the re-execution of the joint filing agreement.


                               Page 7 of 10 Pages

                                    SIGNATURE


                     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 22, 2000


                                       MARLIN INVESTORS, L.L.C.



                                       By:  /s/ WILLIAM R. ZIEGLER
                                            ------------------------------------
                                            Name:  William R. Ziegler
                                            Title: Managing Member


                                       /s/ WILLIAM R. ZIEGLER
                                       -----------------------------------------
                                       William R. Ziegler, Individually



                               Page 8 of 10 Pages

                                  EXHIBIT INDEX


Exhibit
Number           Description                                                               Page No.
-------          -----------                                                               --------
I                Joint Filing Agreement between Marlin Investors, L.L.C. and William          10
                 R. Ziegler



                               Page 9 of 10 Pages